Date: December 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Calor Del Sol Inc

Registration Statement on Form S-1

File No. 333-280138

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Calor Del Sol Inc (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), to December 9, 2025 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

The Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information regarding this request, please contact the undersigned at (800) 641-4814.

Sincerely,

Calor Del Sol Inc

/s/ Alejandro Hernandez
Alejandro Hernandez President and Director Principal Executive Officer Principal Financial Officer Principal Accounting Officer